Exhibit 99.104

FOR IMMEDIATE RELEASE

Torque Esports, Frankly, And WinView Update Three Way Combination

Torque Esports Files Audited Annual Financials

TORONTO, Feb. 18, 2020 /CNW/ — Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque”), Frankly Inc. (“Frankly”) (TSX-V: TLK) (OTCQX: FRNKF), and WinView, Inc. (“WinView”) today announce that the parties have agreed to extend the deadline by which the parties will enter into a definitive agreement in respect of the previously announced business combination involving all three companies (the “Transaction”) from February 14, 2020 to February 28, 2020 (see press releases of November 26, 2019, December 24, 2019, January 13, 2020 and January 27, 2020).

Torque announces that the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended August 31, 2019, are now available on the Company’s profile on SEDAR (www.sedar.com). Torque currently expects to file the unaudited financial statements for the first quarter ending November 30, 2019 (the (“Q1 Financials”) this week, following which the current cease trade order in effect with respect to Torque will be revoked shortly thereafter. Torque, Frankly and WinView expect that the definitive agreement for the Transaction will be entered into shortly after the revocation of the cease trade order.

More About Torque Esports

The company focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

More About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, the company has been positioned to help video producers take full advantage of the growing market in addressable advertising. The company is headquartered in New York with offices in Atlanta. Frankly Media is publicly traded under ticker TLK on Canada’s TSX Venture Exchange.

For more information, visit www.franklymedia.com

More About WinView, Inc.

WinView, Inc., a Silicon Valley-based company, pioneered second-screen interactive TV.

WinView is the nation’s leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and Frankly to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction and the parties entering into a definitive agreement and the expected timing for Torque to file its Q1 Financials and for the current cease trade order against Torque to be revoked. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In respect of the forward-looking statements and information made in this news release, Torque and Frankly, as applicable, have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time including, in respect of statements made with regard to the timing of the Transaction and entering into definitive agreements with respect thereto, assumptions regarding the parties and ability to enter into definitive documentation on the timelines anticipated and, in respect of statements made with regard to the timing for Torque to file its Q1 Financials and for the current cease trade order against Torque to be revoked. There can be no assurance that the forward-looking statements made in this news release will occur as anticipated or at all, or that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including the risk that the parties may not enter into the definitive documentation in respect of the Transaction as or when anticipated, or at all, and the risk that Torque may face additional delays with respect to lifting the current cease trade order.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and Frankly do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable, disinterested shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in any management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Torque and Frankly should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed Transaction.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com

Frankly:

Lou Schwartz, CEO, press@franklyinc.com, 212-931-1248

Frankly Investor Relations:

Matt Glover or Tom Colton,

Gateway Investor Relations, TLK@gatewayir.com, 949-574-3860

WinView:

Tom Rogers, Tom@winview.tv; and Anthony Giombetti, anthony@winview.tv

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